Exhibit 4.4.4

THIRD AMENDMENT

TO THE

THIRD AMENDED AND RESTATED

WESTWOOD HOLDINGS GROUP, INC.

STOCK INCENTIVE PLAN

The Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan (the “Plan”) is hereby amended in the following respects, effective March 4, 2015, subject to approval by the stockholders of Westwood Holdings Group, Inc. no later than March 4, 2016, in accordance with Section 17 of the Plan. If this Amendment is not so approved, it will be considered void.

The first sentence of Section 4.1 of the Plan is deleted in its entirety and replaced with the following sentence:

“Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be 4,398,100.”